March 19, 2021

Ms. Allison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. White:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on March 3, 2021 relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Spectrum Unconstrained Fund (the "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to or concurrently with this letter. A marked version of the relevant portions of the prospectus is attached to aid in the review of the Registrant's responses.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement.

General

Comment 1. Please update the Fund's Ticker, EDGAR Series, and Class Identification Information.

Response. The Registrant has made the requested updates.

Fee Table

Comment 2.

(a)	Explain supplementally how estimates of shareholder service fees, other expenses and acquired fund fees and expenses were estimated and why the Registrant believes these estimates are reasonable.

(b)	Please remove reference to sub-transfer agent and sub-accounting fees from footnote number 1, as such disclosure is not within the command of Form N-1A.

Response.

(a)	The Registrant estimated shareholder service fees and other expenses based on the expected size of the Fund and likely distribution channels for shares. The Registrant estimated acquired fund fees and expenses based on the sub-adviser's estimate of portfolio composition. These estimates are based on the historical experience of the Registrant and sub-adviser and are, therefore, believed to be reasonable.

(b)	The Registrant has removed references to sub-transfer agent and sub-accounting fees from footnote number 1.

Principal Investment Strategies

Comment 3. Please consider whether using shorter paragraphs, bullet point lists, and different fonts might improve readability of disclosures.

Response.

The Registrant has amended disclosures by using shorter paragraphs, but does not believe bullet point lists and different fonts would improve the readability of disclosures.

Comment 4. With respect to principal investment strategy technical models, please review to assure that only principal models are included and remove reference to "and many other technical strategies" as it is too vague to be informative to shareholders.

Response.

Upon review, the Registrant confirms that that the technical models listed are part of the sub-adviser's principal strategies and reference to "and many other technical strategies" has been deleted.

Comment 5. With respect to the use of swaps, please disclose any limits.

Response. The Registrant has revised disclosures to describe limits.

Principal Investment Risks

Comment 6. With respect to principal investment risks:

(a)	consider if LIBOR discontinuation risk should be included;

(b)	add loans to principal investment strategy disclosures since "Loans Risk" is included;

(c)	expand Loans Risk disclosure to define delayed settlement as beyond seven days, and disclose the liquidity risk implications if the Fund is required to meet redemptions when loan sale proceeds are not available within seven days;

(d)	add mortgage-backed securities to principal investment strategy disclosures since "Mortgage-Backed Security ("MBS") Risk" is included; and

(e)	add municipal securities to principal investment strategy disclosures since "Municipal Securities Risk" is included.

Response.

(a)	The Registrant has reviewed the current regulatory timelines related to LIBOR and LIBOR substitute mechanisms. Based on this review, the registrant believes that LIBOR discontinuation will be relatively orderly and does not rise to the level of a principal risk.

(b)	Upon review, the Registrant notes that present disclosures state that the "Fund invests without restriction as to issuer type." The Registrant believes that the current format of providing risk disclosures that align to issuer type provide the most meaningful disclosure for prospective shareholders without cluttering the principal strategy disclosures.

(c)	The Registrant has amended Loans Risk disclosure to define delayed settlement as beyond seven days. However, as the Fund does not intend to invest in loans directly but rather through mutual funds and ETFs, it does not believe an elaboration on the liquidity risk implications if the Fund is required to meet redemptions when loan sale proceeds are not available within seven days would be helpful to shareholders. Additionally, the Registrant notes that risks are described as applying "… to the Fund directly and indirectly through the Fund's investment in mutual funds and ETFs," which the registrant believes provides notice to shareholders that some risks could be faced only indirectly.

(d)	Please refer to the response in (b) above.

(e)	Please refer to the response in (b) above.

Comment 7. We note that the principal risks generally appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response. The Registrant notes that "Management Risk" is presented first as the risk most likely to adversely affect the Fund's net asset value, yield and total return; and the remaining risks are presented alphabetically. Because of the dynamic nature of the Fund's investments, the Registrant believes, the remaining risks should remain alphabetical.

Comment 8. Under "Leverage Risk" please add an explanation of notional amount.

Response. The Registrant has amended disclosures to add an explanation of notional amount.

Comment 9. Under "Management Risk" please delete the reference to "value strategy" or add an explanation of such under Principal Investment Strategies as this is typically considered an equity concept.

Response. The Registrant has deleted "value" from the disclosures.

Other

Comment 10. Please consider adding a number of days reference to "The Fund's investment objective may be changed by the Trust's Board of Trustees upon written notice to shareholders" if part of the Registrant's policy.

Response. Upon review, the Registrant notes it has no set policy for the number of days notice, but undertakes to give a reasonable lead time to shareholders should it revise the Fund's investment objective.

ReFlow Program

Comment 11. Please confirm that ReFlow program expenses are included in the Fee Table.

Response. The Registrant so confirms.

Part C

Comment 12. On the signature page include a parenthetical notation that the Treasurer and Principal Financial Officer acts in the capacity of comptroller or principal accounting officer as contemplated by Section 6(a) of the Securities Act of 1933.

Response. The Registrant undertakes to include such in future filings.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport

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